Exhibit 99.1
News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
7.00am (GMT) 14 January 2009
Reed Elsevier Prices and Allocates $1.5 billion US Notes Issue
Reed Elsevier announced today that it has priced and allocated notes with a value of $1.5 billion, across five year and ten year fixed-rate maturities. The notes are being issued through Reed Elsevier’s wholly owned US subsidiary Reed Elsevier Capital Inc, which also issued its US dollar notes in 2005, and are guaranteed by Reed Elsevier PLC and Reed Elsevier NV. Completion of the issue is expected to occur on 16 January 2009.
$550 million of five year notes will pay a coupon of 7.750% and mature on 15 January 2014, and $950 million of ten year notes will pay a coupon of 8.625% and mature on 15 January 2019. The notes are registered with the US Securities and Exchange Commission (“SEC”). Barclays Capital, Citi, HSBC and JP Morgan were Joint Bookrunners.
Reed Elsevier will use the proceeds from the offering to partially repay debt incurred in connection with the acquisition of ChoicePoint.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The offering of the notes is being made only by means of a registration statement filed by Reed Elsevier with the SEC and a prospectus supplement and related prospectus. A copy of the prospectus supplement and related prospectus relating to the offering, when available, can be obtained on the SEC’s website at www.sec.gov or from Reed Elsevier’s website at www.reedelsevier.com.
- ENDS -
For further information please contact:

Sybella Stanley (Investors)	Tel: +44 (0) 20 7166 5630

Patrick Kerr (Media)	Tel: +44 (0) 20 7166 5646

Notes to Editors
About Reed Elsevier
Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs approximately 35,000 people, including approximately 20,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584m/€6,693m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.